UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Colombia Goldfields Ltd.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

81371R100
______________________________________
(CUSIP Number)

Tom Lough
#208-8 King Street East
Toronto, Ontario Canada M5C 1B5
(416) 361-9640
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2006
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81371R100

1. Names of Reporting Persons:  Investcol Limited
    I.R.S. Identification Nos. of above persons (entities only): Not Applicable
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.SEC Use Only:

4. Source of Funds (See Instruction): OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [ ]

6. Citizenship or Place of Organization: Belize

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:     13,200,000 SHARES

8. Shared Voting Power:         N/A

9. Sole Dispositive Power:     13,200,000 SHARES

10. Shared Dispositive Power:  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  13,200,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.Percent of Class Represented by Amount in Row (11): 23.6%

14.Type of Reporting Person (See Instructions): CO

CUSIP No. 81371R100

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 to the Schedule 13D filed on May 31, 2006, as amended by the Schedule 13D/A filed on August 28, 2006, relates to the common stock, par value $0.00001 per share (the "Shares"), of Colombia Goldfields Ltd., a Delaware Corporation (the "Issuer"), and is being filed by Investcol Limited (the "Reporting Person"). The Issuer's current principal executive offices are located at 208 - 8 King Street East, Toronto, Ontario, Canada M5C 1B5. Information in the original and Amendment No. 1 to the Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to such terms in Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Investcol Limited, a Belize corporation (the “Reporting Person”). The principal business address of the Reporting Person is 208 - 8 King Street East, Toronto, Ontario, Canada M5C 1B5. The executive officers, directors, and control persons of the Reporting Person are set forth on Schedule A attached hereto.

(d) and (e). During the previous five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Item 3 is hereby amended by adding the following:

On December 14, 2006, the Reporting Person acquired 4,000,000 shares of the Issuer’s common stock in exchange for an additional fifteen percent (15%) of the issued and outstanding stock of RNC (Colombia) Limited, a Belize corporation ("RNC").

ITEM 4. PURPOSE OF TRANSACTION

This Item 4 is hereby amended by adding the following:

The purpose of this amendment to the Schedule 13D is to report the acquisition of 4,000,000 additional shares of the Issuer’s common stock beneficially owned by the Reporting Person.

The Reporting Person may acquire additional shares of the Issuer’s common stock in the event that the Issuer exercises its option to acquire the additional ten percent (10%) of the issued and outstanding stock of RNC and the consideration includes the transfer of shares of its common stock. A discussion of the relevant option is set forth below.

The Issuer holds an option to acquire an additional 10% interest in RNC, resulting in it owning 100% of RNC, prior to May 1, 2009 in consideration for the payment of cash in an amount of $15,000,000. The cash component of the purchase price could be payable in shares of our common stock or a combination of cash and shares of common stock.

CUSIP No. 81371R100

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	The disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 13,200,000 shares of Common Stock of the Issuer, representing approximately 23.6% of the Issuer's common stock (based upon 56,036,849 shares of common stock outstanding at December 14, 2006),

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)
Transactions Within the Past 60 Days. Neither the Reporting Person nor any of the individuals identified in Schedule A have effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof other than those described in Item 3 above.

(d)	Certain Rights of Other Persons. Not applicable.

CUSIP No. 81371R100

(e)	Ceased to be a 5% Owner. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule A hereto, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2006
Investcol Limited
/s/ Tom Lough By: Tom Lough

CUSIP No. 81371R100

Schedule A

Set forth below is the name, business address, present principal occupation or employment for each executive officer, director, and control person of the Reporting Person. Each person listed in Schedule A is a citizen of Canada. Unless otherwise indicated, the business address of each individual set forth below is Investcol Limited, 208 - 8 King Street East, Toronto, Ontario, Canada M5C 1B5.

Name	Occupation
Thomas Lough, President & Director	Accountant
Ian G. Park, Vice President & Director	Geologist
J.R. Martin, Director	Mining Engineer